

September 2, 2014

Via E-mail
Andrew J. Orekar
Chief Executive Officer
GasLog Partners LP
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re:** **GasLog Partners LP**
> **Registration Statement on Form F-1**
> **Filed August 14, 2014**
> **File No. 333-198133**

Dear Mr. Orekar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your next amendment, please include all the information that may not be excluded pursuant to Rule 430A, including the information that is currently omitted from the cover page, the prospectus summary, the use of proceeds section and the capitalization table.

Use of Proceeds, page 62

2. Please disclose the amount of proceeds you intend to use to finance the Pending Vessel Acquisition and the amount you intend to use to prepay or refinance related indebtedness outstanding under the Citibank Facility pursuant to Item 3.C.1 of Form 20-F. In addition, please include information regarding the cost of the assets you intend to acquire and, if the assets will be acquired from an affiliate or its associates, disclose the persons from

whom the assets will be acquired and how the cost will be determined pursuant to Item 3.C.2 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
William P. Rogers, Jr.
Cravath, Swaine & Moore LLP